Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, it is recommended that you seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent professional financial adviser who, if you are resident or taking advice in Ireland, is duly authorised under the European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3) or the Investment Intermediaries Act 1995 (as amended), or, if you are resident or taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 of the United Kingdom, or, if you are not so resident and are not taking advice in Ireland or the United Kingdom, another appropriately authorised independent professional adviser.

INFORMATION FOR OPTIONHOLDERS AND EQUITY AWARD HOLDERS UNDER

THE PERRIGO COMPANY PLC LONG-TERM INCENTIVE PLANS

in connection with the

Offer to Exchange Each Outstanding Ordinary Share of Perrigo Company plc for

$75.00 in Cash and 2.3 Mylan N.V. Ordinary Shares

BY

MYLAN N.V.

The directors of Mylan accept responsibility for the information contained in this letter other than that relating to Perrigo, the Perrigo Group, and the directors of Perrigo and members of their immediate families, related trusts, and persons connected with them. To the best of the knowledge and belief of the directors of Mylan (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial advisers to Mylan and no one else in connection with Mylan’s proposed acquisition of Perrigo (the “Perrigo Proposal”) and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs International, Goldman, Sachs & Co. or any of their affiliates, nor for providing advice in relation to Mylan’s acquisition of Perrigo or any other matters referred to in this document. Neither Goldman Sachs International nor Goldman, Sachs & Co. nor any of their affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International, Goldman, Sachs & Co. or any of their affiliates in connection with this document, any statement contained herein, Mylan’s proposed acquisition of Perrigo or otherwise.

LETTER FROM MYLAN N.V.

Mylan N.V.

Building 4

Trident Place

Mosquito Way

Hatfield

Hertfordshire, AL10 9UL

England

September 25, 2015

To:	The holders of equity awards granted under the Perrigo Company plc Long-Term Incentive Plans

Re:	Treatment of Equity Awards in respect of Ordinary Shares in Perrigo Company plc (“Perrigo”) in connection with the Offer to Exchange each Outstanding Ordinary Share of Perrigo for $75.00 in Cash and 2.3 Mylan N.V. Ordinary Shares by Mylan N.V. (“Mylan”) (the “Offer”)

On September 14, 2015, Mylan commenced the Offer to acquire all the outstanding ordinary shares of Perrigo and create a unique and powerful voice in our industry, with the scale, breadth and reach to create significant and sustained value for shareholders and all stakeholders of both companies. Today, we are very pleased to provide you with the details of the Offer, and the opportunities inherent in this powerful combination, which brings together the best of our highly complementary businesses.

We look forward to the opportunity to welcome Perrigo employees to the extended Mylan family should the Offer be successful, and assure you that there are many attractive opportunities here at Mylan. Mylan has a long and proud track record of putting people first—they are our greatest and most powerful asset—and fighting to ensure that they are a part of a growing business, with numerous opportunities for our people, is paramount for us. We can also assure you that many employees who joined us through past acquisitions have played a critical role in our growth and success.

1.	Introduction

1.1	The purpose of this letter is to provide you with information regarding how the proposed transaction (if successful) will affect your outstanding options to acquire Perrigo Ordinary Shares (“Perrigo Options”), Perrigo restricted shares (“Perrigo Restricted Shares”), Perrigo restricted share units (“Perrigo RSUs”) and Perrigo performance-based restricted shares and restricted share units (“Perrigo Performance Awards,” and collectively, “Perrigo Share Awards”).

1.2	For your information we attach a copy of the Prospectus/Offer to Exchange (the “Offer Document”) prepared by Mylan which sets out the full terms of the Offer. Also attached for your information is the Letter of Transmittal (which constitutes the Form of Acceptance) for the Offer (“Form of Acceptance”).

1.3

Subject to all other conditions of the Offer being satisfied, fulfilled or, to the extent permitted, waived by Mylan and valid acceptances being received (and not validly withdrawn) in respect of the Perrigo Shares Affected (as defined in the Offer Document) representing greater than 50% in nominal value of the Maximum Perrigo Shares Affected (as defined in the Offer Document), which carry, or if allotted and issued, or re-issued from treasury would carry, greater than 50% of the voting rights attaching to the Maximum Perrigo Shares Affected, Mylan will declare the Offer wholly unconditional and will seek to have itself registered as the holder of all Perrigo ordinary shares (the “Perrigo Ordinary Shares”) which are the subject of such valid acceptances (the “Change of Control”).

1.4	Please note that the following sections are intended to address the treatment of Perrigo Share Awards in the event that the Change of Control occurs.

2.	Treatment of your Perrigo Options

2.1	We understand that the terms of the Perrigo 2013 Long-Term Incentive Plan, as amended, 2008 Long-Term Incentive Plan and the 2003 Long-Term Incentive Plan, as amended (the “Plans”), provide that, upon the Change of Control, Perrigo Options outstanding as of the date of the Change of Control, and which are not then vested and exercisable, will become fully vested and exercisable. Your Perrigo Options that become vested and exercisable upon the Change of Control, and any vested and exercisable Perrigo Options you currently hold, will be exercisable following the Change of Control and will remain so until the expiry of such period as will be specified by the Remuneration Committee of Perrigo.

2.2	As the Change of Control will likely result in changes being made to the composition of the Perrigo Board of Directors and its committees, you should be aware that it is Mylan’s intention to recommend to the Remuneration Committee of Perrigo that the exercise period which will remain open under the Plans following the Change of Control will expire on a date which will be determined by Mylan (the “Expiration Date”).

2.3	Please note that following the Change of Control and once the Expiration Date has been determined, we expect to cause Perrigo to write to you for the purpose of notifying you of the procedure for exercising your Perrigo Options as well as when the Expiration Date will occur. You would thereafter have until no later than the Expiration Date to exercise your Perrigo Options as any unexercised Perrigo Options will lapse and will not be capable of being exercised with effect following the Expiration Date.

2.4	In other words, if you wish to obtain value for your Perrigo Options following the Change of Control, you should elect to exercise your Perrigo Options on or prior to the Expiration Date.

3.	Treatment of your Perrigo Share Awards

3.1	We understand that the terms of the Plans provide that the following will apply to all other outstanding incentive awards upon the Change of Control:

(a)	the restrictions and deferral limitations applicable to any Perrigo Restricted Shares will lapse, and such Perrigo Restricted Shares will become free of all restrictions and limitations and become fully vested and transferable;

(b)	all Perrigo Performance Awards will be considered to be earned and payable at target levels and any deferral or other restriction will lapse and such Perrigo Performance Awards will be immediately settled or distributed, provided the Change of Control is a “change in control event” as defined in the regulations under Section 409A of the U.S. Internal Revenue Code of 1986, as amended; and

(c)	the restrictions and deferral limitations and other conditions applicable to any Perrigo RSU will lapse, and such Perrigo RSU will become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

3.2	In other words, your Perrigo Share Awards will vest on the Change of Control and you will be entitled to the underlying Perrigo Ordinary Shares. You are therefore not required to take any action to ensure the vesting of your Perrigo Share Awards as a consequence of the Change of Control.

4.	Opportunity to accept the Offer

4.1	If you have any Perrigo Options, you should contact Perrigo and enquire about how you may go about exercising them so that you can receive Perrigo Ordinary Shares. You should also contact Perrigo if any of your other Perrigo Share Awards vest while the Offer remains open for acceptance as you have the opportunity to choose to use the attached Form of Acceptance to accept the Offer in respect of all of the Perrigo Ordinary Shares which will be issued to you as a consequence.

4.2	During the period following the Change of Control until the final closing date of the Subsequent Offer Period, you will also have an opportunity to accept the Offer in respect of all Perrigo Ordinary Shares which you will receive as a consequence of the exercise of your Perrigo Options and/or the vesting of your Perrigo Share Awards upon the Change of Control. We confirm that we will write to you again for the purpose of notifying you of the procedure for accepting the Offer following the Change of Control as well as the final closing for the acceptances of the Offer. As an exercise of an option can take several days to process, you should note that if you seek to exercise your Perrigo Options too close to the final closing date for acceptances of the Offer, it may not be possible to complete the exercise in time to deliver to you Perrigo Ordinary Shares with respect to which the Offer can be accepted.

5.	Tax Withholding

5.1	The exercise of your Perrigo Options and the vesting of your Perrigo Share Awards may be subject to tax and, accordingly, we recommend that you consult your own tax advisors about the tax consequences under the laws of the relevant jurisdiction of any exercise of your options.

5.2	You should also contact Perrigo regarding withholding arrangements that may be applied by Perrigo in regard to any tax liability that may arise on the exercise of your Perrigo Options and the vesting of your Perrigo Share Awards.

We understand that this is a great deal of information to absorb. We would encourage you to reach out to your financial advisor for any questions you have about the process. Thank you again for your attention to this important matter and we are looking forward to being able to communicate with you directly soon.

For and on behalf of

Mylan N.V.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the Perrigo Proposal, including but not limited to Mylan’s plan, subject to all other conditions of the Offer being satisfied, fulfilled or, to the extent permitted, waived by Mylan and valid acceptances being received (and not validly withdrawn) in respect of Perrigo Shares Affected (as defined in the Offer Document) representing greater than 50% in nominal value of the Maximum Perrigo Shares Affected (as defined in the Offer), which carry, or if allotted and issued, or re-issued from treasury would carry, greater than 50% of the voting rights attaching to the Maximum Perrigo Shares Affected, to declare the Offer wholly unconditional and seek to have itself registered as the holder of all Perrigo Ordinary Shares which are the subject of such valid acceptances; that the Change of Control will likely result in changes being made to the composition of the Perrigo Board of Directors and its committees and Mylan’s intention to recommend to the Remuneration Committee of Perrigo that the exercise period which will remain open under the Plans following the Change of Control will expire on a date which will be determined by Mylan; Mylan’s expectation that Perrigo will write to you for the purpose of notifying you of the procedure for exercising your Perrigo Options as well as when the Expiration Date will occur; that during the period following the Change of Control until the final closing date of the Subsequent Offer Period, you will also have an opportunity to accept the Offer in respect of all Perrigo Ordinary Shares which you will receive as a consequence of the exercise of your Perrigo Options and/or the vesting of your other Perrigo Share Awards and that we confirm that we will write to you again for the purpose of notifying you of the procedure for accepting the Offer following the Change of Control as well as the final closing for the acceptances of the Offer; the terms of the Plans on completion of the Change of Control; and the opportunities for Perrigo employees if our Offer is successful. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and a compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and a compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer; and the ability to meet expectations regarding the accounting and tax treatment of a transaction relating to the Perrigo Proposal. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (which includes an offer to exchange/prospectus and was declared effective on September 10, 2015, the “Registration Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

ADDITIONAL INFORMATION

In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the Registration Statement. In connection with the Perrigo Proposal, Mylan also filed with the SEC on September 14, 2015 a Tender Offer Statement on Schedule TO, which includes the offer to exchange, form of letter of transmittal and other related offer documents. Mylan has begun mailing the Offer to Exchange/Prospectus to Perrigo shareholders in connection with the Perrigo Proposal. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND

WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.